File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

04035328

02 July 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SEC MAIL PROCESSING RECEIVED JUL 08 2004 WASH, D.C. 207 SECTION

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

dw 7/8

PROCESSED
JUL 08 2004
THOMSON FINANCIAL
B

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2004\U - SEC - Report & Accounts - 2Jul04.doc

Severn Trent Plc Annual Report and Accounts 2004;
Severn Trent Plc Annual Review 2004;
Notice of Annual General Meeting;
Form of Proxy; and
Proposed Revised Articles of Association

Two copies of each of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel. no. (0)20 7676 1000).

www.severntrent.com